UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number 001-37626

Mesoblast Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Silviu Itescu

Chief Executive Officer and Executive Director

Level 38

55 Collins Street

Melbourne 3000

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

INFORMATION CONTAINED ON THIS REPORT ON FORM 6-K

On April 28, 2016, Mesoblast Limited filed with the Australian Securities Exchange a quarterly report for entities admitted on the basis of commitments (Appendix 4C) for the quarter ended March 31, 2016 and a new issue announcement, application for quotation of additional securities and agreement (Appendix 3B), which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

MESOBLAST LIMITED

/s/ Scott Terrillion

Scott Terrillion
Vice President, Associate General Counsel and Head of Compliance

Dated: April 29, 2016

INDEX TO EXHIBITS

Item

99.1	Appendix 4C, dated April 28, 2016.

99.2	Appendix 3B, dated April 28, 2016.